SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                              PANAVISION INC.
                          ------------------------
                              (Name of issuer)

                   Common Stock, par value $.01 per share
             --------------------------------------------------
                       (Title of class of securities)

                                 69830E209
                  ----------------------------------------
                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
       --------------------------------------------------------------

               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               April 19, 2001
                              ----------------
                       (Date of event which requires
                         filing of this statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
                            following box |_|.

                             Page 1 of 8 Pages
                          Exhibit Index on Page 8

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CUSIP No. 69830E209                                       13D                                          Page 2 of 8 Pages
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Mafco Holdings Inc.
------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) |_|
                                                                                                                (b) |_|
------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                     |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                                0
                         -----------------------------------------------------------------------------------------------
                         8    SHARED VOTING POWER
       NUMBER OF
         SHARES                 0
      BENEFICIALLY       -----------------------------------------------------------------------------------------------
        OWNED BY
          EACH           9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                0
          WITH           -----------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                0
------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                     |_|
         CERTAIN SHARES
------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------------------------------------------------

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CUSIP No. 69830E209                                       13D                                          Page 3 of 8 Pages
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         PX Holding Corporation
------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) |_|
                                                                                                                (b) |_|
------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                     |_|
------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               0
       NUMBER OF         -----------------------------------------------------------------------------------------------
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY               0
          EACH           -----------------------------------------------------------------------------------------------
       REPORTING         9     SOLE DISPOSITIVE POWER
          WITH
         PERSON                0
                         -----------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                     |_|
         CERTAIN SHARES
------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------------------------------------------------


         This Statement amends and supplements the Statement on Schedule 13D, dated December 29, 1997, as amended by Amendment No. 1 thereto, dated June 11, 1998, Amendment No. 2 thereto, dated February 3, 1999, Amendment No. 3 thereto, dated July 31, 2000 and Amendment No. 4 thereto, dated November 9, 2000(as so amended, the "Schedule 13D"), filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and PX Holding Corporation, a Delaware corporation ("PX Holding"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following at the end thereof:

         On April 19, 2001 (the "Closing Date"), M & F Worldwide Corp., a Delaware corporation("M & F Worldwide"),and PX Holding entered into a stock purchase agreement (the "Stock Purchase Agreement"), pursuant to which PX Holding sold 7,320,225 shares of Common Stock (the "Shares") of the Company to M & F Worldwide for an aggregate consideration consisting of (i) 1,500,000 shares of common stock of M & F Worldwide issued from the Company's treasury, par value $.01 per share (the "M & F Worldwide Common Stock"), (ii) 6,182,153 shares of preferred stock of M & F Worldwide, having a liquidation preference of $6.50 per share and one vote per share (the "Preferred Stock"), and (iii) $80,000,000 in cash.

         A copy of the Stock Purchase Agreement is attached hereto as
Exhibit 5-1. The description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement.

         In connection with the execution of the Stock Purchase Agreement, the Company, PX Holding and M & F Worldwide entered into a registration rights transfer agreement (the "Registration Rights Transfer Agreement"), dated as the Closing Date, confirming that upon acquisition of the Shares, M & F Worldwide or its designated affiliate, PVI Acquisition Corp., will become a "Holder" under the Registration Rights Agreement dated as of June 5, 1998, between the Company and PX Holding, and that all Shares will become "Registrable Securities" under such agreement.

         A copy of the Registration Rights Transfer Agreement is attached hereto as Exhibit 5-2. The description of the Registration Rights Transfer Agreement is qualified in its entirety by reference to the Registration Rights Transfer Agreement.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following:

         (a)-(b) As of April 19, 2001, based upon information provided by the Company, there were 8,770,000 outstanding shares of Common Stock (net of shares held in the Company's treasury). The Reporting Persons no longer share beneficial ownership of any shares of Common Stock.

         (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 7.  Material to be Filed as Exhibits.


         Item 7 is hereby amended to add the following at the end thereof:

         Exhibit 5-1        Stock Purchase Agreement, dated as of April
                            19, 2001, by and between PX Holding Corporation and M & F Worldwide Corp.

         Exhibit 5-2        Registration Rights Transfer Agreement,
                            dated as of April 19, 2001, by and among PX
                            Holding Corporation, Panavision Inc. and M & F Worldwide Corp.

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: April 20, 2001


                               MAFCO HOLDINGS INC.
                               PX HOLDING CORPORATION



                               By:/s/ Glenn P. Dickes
                               ----------------------------
                                  Glenn P. Dickes
                                  Secretary



                               EXHIBIT INDEX


      Exhibit
      -------

        5-1 Stock Purchase Agreement, dated as of April 19, 2001, by and between PX Holding Corporation and M & F Worldwide Corp.

        5-2 Registration Rights Transfer Agreement, dated as of April 19, 2001, by and among PX Holding Corporation, Panavision Inc. and M & F Worldwide Corp.